SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                               (Amendment No. 7)*


                           LEVCOR INTERNATIONAL, INC.
            --------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    698652302
            --------------------------------------------------------
                                 (CUSIP Number)


                              Eric M. Lerner, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-7157
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 17, 2006
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

------------------------------                              --------------------
     CUSIP No. 698652302                                        Page 2 of 6
------------------------------                              --------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert A. Levinson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                                       [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 1,553,726
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                     8    SHARED VOTING POWER
REPORTING                              0
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER
                                       1,553,726
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,553,726
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

------------------------------                              --------------------
     CUSIP No. 698652302                                        Page 3 of 6
------------------------------                              --------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Swenvest Corporation
     13-303-0438
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                                       [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 469,999
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                     8    SHARED VOTING POWER
REPORTING                              0
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER
                                       469,999
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     469,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

         This Amendment No. 7 ("Amendment No. 7") is being filed by Robert A. Levinson and Swenvest Corporation, a New York corporation, with respect to the common stock, par value $0.01 per share, of Levcor International, Inc (the "Company"), a Delaware corporation, and amends the Schedule 13D filed on November 6, 1990, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 filed on September 30, 1991, September 30, 1992, August 5, 1999, February 19, 2003, May 10, 2004 and April 11, 2006 respectively. Capitalized terms used and not otherwise defined herein shall have the respective meetings set forth in Amendment No. 4.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 is hereby amended to add the following:

         On October 12, 2006, Swenvest purchased 50,000 shares of Company Common Stock at a price of $0.41 per share for an aggregate purchase price of $20,500 as to which Mr. Levinson has sole voting and investment power. Such shares were purchased with Swenvest corporate funds.

         On November 17, 2006, Mr. Levinson purchased 50,000 shares of Company Common Stock at a price of $0.35 per share for an aggregate purchase price of $17,500. Such shares were purchased with Mr. Levinson's personal funds.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 is hereby amended and restated as follows:

         (a) As of the date hereof and based upon a total of 5,331,881 shares of Company Common Stock outstanding as reported on the Company's most recently filed Form 10-Q for the fiscal quarter ended September 30, 2006: (i) Mr. Levinson beneficially owns 1,553,726 shares of Company Common Stock, representing approximately 28.9% of the outstanding Company Common Stock, comprised of 1,033,527 shares of Company Common Stock held by Mr. Levinson; 469,999 shares of Company Common Stock held by Swenvest, as to which Mr. Levinson has sole voting and investment power; 15,000 shares of Company Common Stock held by three trusts for the benefit of Mr. Levinson's children, as to all of which trusts Mr. Levinson serves as co-trustee; and 35,200 shares of Company Common Stock which Mr. Levinson has the right to acquire within 60 days upon the exercise of stock options, and (ii) Swenvest beneficially owns 469,999 shares of Company Common Stock, representing approximately 8.8% of the outstanding Company Common Stock.

         (b)      (i)      Mr. Levinson
                           ------------

                           Number of shares of Company Common Stock as to which there is sole power to vote or direct the vote:
                           1,553,726

                           Number of shares of Company Common Stock as to which there is shared power to vote or direct the vote: -0-

                           Number of shares of Company Common Stock as to which there is sole power to dispose or to the direct the disposition: 1,553,726

                           Number of shares of Company Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

                  (ii)     Swenvest:
                           --------

                           Number of shares of Company Common Stock as to which there is sole power to vote or direct the vote:
                           469,999

                           Number of shares of Company Common Stock as to which there is shared power to vote or direct the vote: -0-

                           Number of shares of Company Common Stock as to which there is sole power to dispose or to the direct the disposition: 469,999

                           Number of shares of Company Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

         (c)      See Item 3 above.

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  November 21, 2006                   /s/ ROBERT A. LEVINSON
                                           -----------------------------
                                           Robert A. Levinson



                                           SWENVEST CORPORATION



                                           By: /s/ ROBERT A. LEVINSON
                                               -----------------------------
                                               Robert A. Levinson
                                               President